NO ACT

PE
11-10-08

DIVISION OF
CORPORATION FINANCE

08070041

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

Received SEC

DEC 10 2008

Washington, DC 20549

December 15, 2008

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12-10-08

Stuart S. Moskowitz
Senior Counsel
International Business Machines Corporation
Armonk, NY 10504

Re: International Business Machines Corporation
Incoming letter dated November 10, 2008

Dear Mr. Moskowitz:

This is in response to your letter dated November 10, 2008 concerning the shareholder proposal submitted to IBM by Mark Raimer. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Mark Raimer
*** FISMA & OMB Memorandum M-07-16 ***

PROCESSED
JAN 12 2009 E
THOMSON REUTERS

December 15, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: International Business Machines Corporation
Incoming letter dated November 10, 2008

The proposal relates to employee retirement benefits.

There appears to be some basis for your view that IBM may exclude the proposal under rule 14a-8(f). We note that the proponent appears not to have responded to IBM's request for documentary support indicating that he has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if IBM omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which IBM relies.

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

International Business Machines Corporation

Office of the Senior Vice President and General Counsel

Armonk, New York 10504

November 10, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Subject: 2009 IBM Stockholder Proposal of Mr. Mark Raimer

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the *Securities Exchange Act of 1934*, I am enclosing six copies of this letter, together with a letter dated September 11, 2008 from Mr. Mark Raimer (the "Proponent"), a former IBM employee with vested rights who is now drawing monthly retirement compensation under the IBM Personal Pension Plan. The Proponent's letter included a stockholder proposal (the "Proposal"), a copy of which is attached hereto as **Exhibit A.**

The Proposal reads as follows:

> **"I propose that IBM reassess its' policy of Payments for Former IBM Employees with Vested Rights Retirement Compensation, via the IBM Personal Pension Plan and adjust payments to include cost of living increases."**

IBM believes the Proposal may properly be omitted from the proxy materials for IBM's annual meeting of stockholders scheduled to be held on April 28, 2009 (the "2009 Annual Meeting") for the reasons set forth below. To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

I. THE PROPOSAL MAY BE OMITTED UNDER RULES 14a-8(b)(1), (b)(2) and (f) BECAUSE THE PROPONENT FAILED TO RESPOND AT ALL TO OUR REQUEST WITH ANY INFORMATION REQUIRED UNDER SUCH RULES REGARDING HIS ELIGIBILITY TO SUBMIT A PROPOSAL, DESPITE THE TIMELY AND SPECIFIC REQUEST OF THE COMPANY FOR THE PROPONENT TO FURNISH SUCH REQUIRED INFORMATION.

The Company received the Proponent's stockholder proposal on September 15, 2008. Thereafter, the Company examined the submission, checked our stock records, and determined that the Proponent held only 2.451 IBM shares of record, the amount of which was insufficient to file a proposal under Rule 14a-8. Specifically, IBM determined that Proponent had a joint account *** FISMA & OMB Memorandum M-07-16 *** in which 2.451 shares were held of record. This amount was not sufficient to qualify his submission under Rule 14a-8. The value of the Proponent's 2.451 shares was less than the minimum $2,000 in market value required to submit a shareholder proposal. Because the Company's common stock is listed on the New York Stock Exchange, the market value is calculated by multiplying the number of shares the Proponent held by the highest selling price during the 60 calendar days before the Proponent submitted the proposal. Staff Legal Bulletin No. 14 § C.1.a (July 13, 2001). The highest selling price of the Company's common stock during the 60-day period prior to September 15, 2008 was $130.93 on July 24, 2008, resulting in a market value for the Proponent's 2.451 shares of $320.91. The Proponent provided IBM with no information concerning his stock ownership at the time he filed the Proposal.

Since the Proponent held an insufficient amount of *IBM* shares of record to file a stockholder proposal under Rule 14a-8, the undersigned timely sent a letter to the Proponent dated September 16, 2008, and sought information about any additional IBM shares which the Proponent might be holding, either in another account of record, or in street name. As part of this process, the undersigned provided the Proponent with detailed information on how the Proponent could properly prove any beneficial ownership of IBM shares. **(Exhibit B)**.

IBM's letter was timely sent out to the Proponent via DHL Express on September 16, 2008, identified by DHL Tracking Number 6S774677640 **(Exhibit C)**. DHL confirmed that the Proponent's DHL Express letter was timely delivered the next day, September 17, 2008, at 9:54 a.m. **(See Exhibit D)**.

The 14 day period set forth in the Commission's regulations for the Proponent to respond to IBM with information responsive to our September 16 request has long expired, and **no** response has *ever* been received from the Proponent.

As can be seen in our September 16, 2008 letter, we first acknowledged receipt of the Proponent's September 11, 2008 proposal. We courteously noted to the Proponent that we could only locate a total of 2.451 shares of record held by him, and that such amount of IBM stock was insufficient to file a proposal under the SEC's regulations. Since the information furnished by the Proponent was insufficient to establish his eligibility to file a stockholder proposal under Rule 14a-8, we then clearly described such SEC rules to the Proponent, including details as to as the Proponent's record ownership to him. We stated, in the *second* paragraph:

> Please understand that in order to be eligible to submit a proposal for consideration at our 2009 Annual Meeting, Rule 14a-8 of Regulation 14A of the United States Securities and Exchange Commission ("SEC") requires that you must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting. Following receipt of your submission, I asked our stockholder relations department to check with Computershare, our transfer agent on any potential IBM stockholdings you hold of record. Computershare's records show that you currently own a total of 2.451 shares of record in joint tenancy*** FISMA & OMB Memorandum M-07-16 ***, the amount of which is less than the minimum requirement set forth hereinabove. I am therefore now requesting from you proof of all of your IBM stockholdings, as required under the SEC's rules and regulations, and as fully described for your reference in this letter. **(Exhibit B)**

The Company then went on to outline, *in detail*, what the Proponent had to do to establish proper proof of IBM stock ownership for any additional IBM shares he may have held, whether shares of record and/or shares held beneficially. In pertinent part, the Company wrote, in the *third* and fourth paragraphs of our letter:

> If you are an IBM stockholder of record under another Computershare account which we have somehow missed, we apologize for not locating you in our own records. If this is the case, I will need for you to advise IBM precisely how your IBM shares are listed on our records, and to provide the company with a written statement that you intend to continue to hold the requisite IBM securities through the date of IBM's 2009 annual meeting. You may also own stock which do not constitute shares of record. To the extent you are not a registered stockholder, please understand that the company does not know that you are a stockholder, or how many shares you own. In this case, you must prove your eligibility to the company in one of two ways: The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders.
>
> The second way to prove ownership applies only if you have filed a Schedule 13D (17 C.F.R. §240.13d-101), Schedule 13G (17 C.F.R. §240.13d-102), Form 3 (17 C.F.R. §249.103), Form 4 (17 C.F.R. §249.104) and/or Form 5 (17 C.F.R. §249.105), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company: (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level; (B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and (C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual meeting. **(See Exhibit *B*)**

Finally, the Company called to the Proponent's attention the Commission's 14-day time limitation to reply to the Company with all of the required information, stating, in the final paragraph:

> Please note that all of the required information set forth in this letter must be sent directly to me at the address set forth above within 14 calendar days of the date you receive this request, and that the Company reserves the right to omit the proposal under the applicable provisions of Regulation 14A. Thank you for your interest in IBM. **(See Exhibit *B*)**

The Proponent never responded in any way to our September 16, 2008 letter.

Where a stockholder does not hold sufficient shares of company stock to file a stockholder proposal under Rule 14a-8, the staff has regularly granted no-action relief to registrants where proponents have failed, following a timely and proper request by a registrant, to furnish the full and proper evidence required regarding any additional shares held by such stockholder. IDACORP, Inc. (March 5, 2008); Qwest Communications International Inc. (February 29, 2008); New York Community Bancorp, Inc. (February 19, 2008); Safeway Inc. (February 06, 2008) International Business Machines Corporation (January 11, 2005); International Business Machines Corporation (January 7, 2004); International Business Machines Corporation (January 22, 2003); International Business Machines Corporation (January 8, 2002); Oracle Corporation (June 22, 2001); Bank of America (February 12, 2001); Eastman Kodak Company (February 7, 2001) (statements deemed insufficient); Bell Atlantic Corporation (July 21, 1999)(proponent's brokerage documentation found by staff insufficient to prove continuous beneficial ownership); Skaneateles Bancorp, Inc. (March 8, 1999)(letter by proponent as to stock ownership coupled with broker's letter also properly determined to be insufficient proof of beneficial ownership under Rule 14a-8(b)). The same result should apply here.

In the instant case, the Proponent held less than 3 IBM shares of record. As noted earlier, IBM shares were worth $130.93 on July 24, 2008, resulting in a market value for the Proponent's 2.451 shares of $320.91. We therefore promptly notified the Proponent of the $2,000 minimum stock ownership requirement and requested information as to additional stockholdings, but no response was ever received from the Proponent. Under the Commission's rules, the burden of establishing eligibility, including, inter alia, proof of beneficial ownership under Rule 14a-8, is on the stockholder, and here, the Proponent failed to meet that burden. Under Rule 14a-8(f), the Company timely and courteously notified the Proponent that the Proponent held an insufficient number of shares to file a proposal. The Company properly required and timely requested additional information, including proof of any beneficial ownership of IBM stock which the Proponent may have held, as required by Rule 14a-8(b). Moreover, the Company advised the Proponent specifically what would constitute such proper proof. Finally, the Company advised the Proponent of the 14 day time period in the Commission's regulations for furnishing such information to the Company. **No response was ever received from the Proponent.** After having received a timely, clear and specific request for all of the information required by the SEC's regulations, the Proponent failed to provide any of the information called out by the Company which could have substantiated that the Proponent was eligible to submit a proposal under Rule 14a-8; i.e., that the Proponent continuously held the minimum amount of IBM shares for the requisite period. Because the Proponent failed to respond with the information requested and required by Rule 14a-8(b), IBM now respectfully requests your advice that the Division will not recommend any enforcement action to the Commission if IBM omits the instant Proposal from our proxy materials for the 2009 Annual Meeting under Rules 14a-8(b) and (f).

II. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(7) AS RELATING TO THE CONDUCT OF THE ORDINARY BUSINESS OPERATIONS OF IBM.

The Company also believes that the Proposal may also be omitted from the Company's proxy materials pursuant to the provisions of Rule 14a-8(i)(7) because it deals with matters relating to the conduct of the ordinary business operations of the Company.

The Proponent, as a former IBM employee with vested rights receiving monthly IBM retirement benefits under the IBM Personal Pension Plan, wants IBM to provide a cost of living increase to IBM employees with vested rights -- including himself and others similarly situated. This is an ordinary business matter. The general administration by the Company of its employee benefit plans, such as the company retirement plans, including the amount of retirement benefits to be paid out to people such as the Proponent (including any increases/modifications to be made thereunder), are activities that are part of the ordinary business operations of the Company. The Commission has long recognized that proposals concerning the amount of pension benefits as well as other types of benefit decisions for the general employee/retiree population, relate to the ordinary business operations of a corporation, and the staff has consistently concurred in the omission under Rule 14a-8(i)(7) of similar proposals regarding employee retirement, health, medical and other benefits. Vishay Intertechnology, Inc. (February 19, 2008)(proposal to award increases to its pensioners to compensate for increases in the cost-of-living during the years in which awards were not made); General Electric Company (January 16, 2007)(annual cost-of-living adjustment for all GE pension plans); International Business Machines Corporation (December 20, 2004)(proposal seeking raises for "long term retirement people"); Raytheon Company (January 30, 2004) (proposal to raise the pensions of certain participants in proportion to the number of years a retiree had been in the plan during a certain period); Tyco International Ltd. (January 2, 2004)(proposal to provide alternative of a cost of living allowance or lump sum settlement to pension plan participants); Lucent Technologies Inc. (November 26, 2003)(proposal regarding compensation and increasing retirement benefits); ALLETE, Inc. (March 5, 2003)(proposal to change the method of computing cost of living adjustments for retirees); General Electric Corporation (January 9, 2003)(proposal to "treat all pensioners equally"); GenCorp Inc. (December 27, 2002)(proposal to adjust benefits in subsidiary's benefit plan); Bank of America Corporation (March 5, 2002)(annual retiree COLA); United Technologies Corporation (February 20, 2001)(retiree COLA); International Business Machines Corporation(January 2, 2001)(proposal to grant a cost of living allowance to the pensions of IBM retirees); International Business Machines Corporation (January 2, 2001)(proposal to provide a Medicare supplemental insurance policy for IBM retirees on Medicare); International Business Machines Corporation (December 30, 1999)(proposal to adjust defined benefit plan to mitigate the impact of increases in the cost of living for retired employees excluded under Rule 14a-8(i)(7)); Bell Atlantic Corporation (October 18, 1999)(proposal to increase retirement benefits for retired management employees); Burlington Industries, Inc. (October 18, 1999)(proposal to adopt new retiree health insurance plan offering HMO's and covering retirees that were forced out and to reinstate dental benefits for certain retirees); Lucent Technologies, Inc. (October 4, 1999)(proposal to increase "vested pension" benefits); International Business Machines Corporation (January 15, 1999)(proposal seeking to change scope of Company's medical benefits plan coverage provisions); General Electric Company (January 28, 1997)(proposal by a retired GE employee to adjust the pension of retirees to reflect the increase in inflation); Allied Signal Inc. (November 22, 1995)(retirement benefits); American Telephone and Telegraph Company (December 15, 1992)(pension and medical benefits); Minnesota Mining and Manufacturing Company (February 6, 1991)(employee health and welfare plan selection); General Motors Corporation (January 25, 1991)(scope of health care coverage); and Procter & Gamble Co. (June 13, 1990)(prescription drug plan).

The Proponent seeks to have the Company give certain former employees, including himself, an increase in pension benefits. Aside from the fact that this Proposal also clearly fails under Rule 14a-8(i)(4), *see argument III, infra*, this type of Proposal is improper for stockholder consideration under Rule 14a-8(i)(7), as the determination of the amount of benefits payable under the company's pension plan has consistently been administered by the Company as part of its ordinary business operations. Since this type of proposal directly addresses the Company's ordinary business operations, it should be excluded under Rule 14a-8(i)(7). See

Allied Signal, Inc. (November 22, 1995)(proposal to increase pension benefits for retired employees excluded under former Rule 14a-8(c)(7)); see generally Mobil Corporation (January 26, 1993)(policies with respect to downsizing activities); International Business Machines Corporation (February 19, 1992)(employee benefits relating to medical plans); Consolidated Edison Company (February 13, 1992) (general compensation issues relating to amendment of existing pension benefits); General Electric Company (February 13, 1992) (general compensation issues relating to increase in pension benefits); and NYNEX (February 13, 1992)(general compensation issues relating to standardization of medical and other benefits). Therefore, upon the basis of these consistent precedents by the staff of the SEC with regard to the subject matter of the Proposal, the Company requests that no enforcement action be recommended to the Commission if it excludes the Proposal on the basis of Rule 14a-8(i)(7).

III. THE PROPOSAL MAY ALSO BE OMITTED UNDER RULE 14a-8(i)(4) AS A PERSONAL BENEFIT APPLICABLE TO THE PROPONENT AND CERTAIN OTHER IBM RETIREES WHICH IS NOT SHARED WITH OTHER STOCKHOLDERS AT LARGE.

In addition to Rule 14a-8(i)(7), Rule 14a-8(i)(4) permits exclusion of the Proposal inasmuch as it relates to the redress of a personal claim or grievance against the company and is designed to result in a benefit to the Proponent or to further a personal interest, which is not shared with other stockholders at large.

As noted earlier, the Proponent is a former IBM employee now receiving monthly pension benefits from the Company's Personal Pension Plan. He seeks, through his request for a cost of living increase, for the Company to provide more money, both to him and others similarly situated. It is clear that if his Proposal were to be implemented, the Proponent and certain other former IBM employees would glean a direct and immediate financial benefit. As noted earlier, the Company believes that the Proposal is otherwise fully excludable under Rule 14a-8(i)(7), as it relates to the Corporation's ordinary business operations. In addition, however, this Proposal is also excludable here under Rule 14a-8(i)(4), as the Proponent seeks a clear personal benefit that will accrue specifically to him and other former IBM employees with vested rights under our pension plan, but not to shareholders at large.

The Commission long ago established that the purpose of a stockholder proposal process is "to place stockholders in a position to bring before their fellow stockholders matters of concern to them as stockholders in such corporation...." Release 34-3638 (January 3, 1945)(Exchange Act Regulation 241.3638). The purpose of Rule 14a-8(i)(4) is to allow registrants to exclude proposals that involve disputes that are not of interest to stockholders in general. The provision was originally developed "because the Commission does not believe that an issuer's proxy materials are a proper forum for airing personal claims or grievances." Release 34-12999 (November 22, 1976).

It is clear the Proposal would provide direct personal benefit to the Proponent, but it is just as clear that the Proposal would not be of any benefit to IBM stockholders at large. This is because the Proponent is requesting, for himself and for certain other former IBM employees, a financial benefit which cannot be shared with the overwhelming majority of IBM stockholders at large who are not former IBM employees with vested retirement rights. The Commission has consistently taken the position that Rule 14a-8 is intended to provide a means for shareholders to communicate on matters of interest to them as shareholders, and not to further personal interests. See Release No. 34-19135 (October 14, 1982). While paragraph (i)(7) of Rule 14a-8, noted earlier, provides an independent substantive basis for omission of this Proposal, paragraph (i)(4) of this rule, and its predecessor, Rule 14a-8(c)(4), have been cited by companies, just as consistently, as an alternate basis for omitting proposals seeking to increase or otherwise adjust the amount of pension benefits such as the one requested here. In many of the cases that we have reviewed, the staff has concluded that such proposals related to the ordinary conduct of the registrant's business and therefore the staff did not find it necessary to address the personal grievance exclusion as an alternative basis. See e.g., International Business Machines Corporation (January 13, 1993); American Telephone and Telegraph Company (December 15, 1992).

Since the Company believes that Rule 14a-8(i)(4) provides an equally adequate basis in this particular case for omitting this Proposal from our proxy materials, we also request that no enforcement action be recommended if we exclude the Proposal on the basis of Rule 14a-8(i)(4). See International Business Machines Corporation (January 6, 1995)(proposal to reinstate health benefits properly excluded by staff under former Rule 14a-8(c)(4)); Lockheed Corporation (April 25, 1994 and March 10, 1994)(proposal to reinstate sick leave benefits properly excluded under former Rule 14a-8(c)(4)); International Business Machines Corporation (January 25, 1994)(proposal to increase retirement plan benefits properly excluded under former Rule 14a-8(c)(4)); and General Electric Company (January 25, 1994)(proposal to increase pension benefits properly excluded under former Rule 14a-8(c)(4)). See also Tri-Continental Corporation (February 24, 1993)(Former Rule 14a-8(c)(4) utilized by staff to exclude proposal seeking registrant to assist the Proponent in a lawsuit against former employer); Caterpillar Tractor Company (December 16, 1983)(former employee's proposal for a disability pension properly excluded as personal grievance).

We are sending the Proponent a copy of this letter, advising him of our intent to exclude the Proposal from our proxy materials. The Proponent is respectfully requested to copy the undersigned on any response that the Proponent may choose to make to the staff. If you have any questions relating to this submission, please do not hesitate to contact the undersigned at (914) 499-6148. Thank you for your attention and interest in this matter.

Very truly yours,

Stuart S. Moskowitz

Stuart S. Moskowitz
Senior Counsel

Attachments

copy, with attachments, to:

Mr. Mark Raimer

*** FISMA & OMB Memorandum M-07-16 ***

Exhibit A

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2009 Proxy Statement pursuant to Rule 14a-8

MARK Kaimer

*** FISMA & OMB Memorandum M-07-16 ***

Sept 11, 2008

Office of the Secretary
International Business Machines Corp
New Orchard Rd. Mail Drop 301
Armonk, New York 10504

Stockholder Proposal,

I propose that IBM reassess its' policy of Payments for former IBM Employees with Vested Rights Retirement Compensation, via the IBM Personal Pension Plan, and adjust payments to include cost of living increases.

IBM has failed to keep its' commitment to former IBM employees with Vested Rights by not adjusting payments to keep even with the cost of living.

Former IBM employees dedicated their labors to make IBM the great company that it is today.

In the past IBM has asked its' employees to consider Early Retirement or Departure to Reduce its workforce. When long term employees chose to leave IBM it was based on the Dollar's then current value (Purchasing Power), and the belief that their Payments would be adjusted to maintain that Purchasing Power.

For Example: An Employee leaving IBM 20 years ago with a $500.00 a month Pension based on 1989 Dollars can no longer purchase the same Basic Necessities in today's Environment.

IBM is far too great a Corporation to allow this Policy to continue. IBM must not abandon its former Employees with a stagnated Payment Process.

I appeal to you to reaccess this Policy.

Sincerely,

[signature]

09-15-08 P01:02 IN

Mark and Leslie Palmer

*** FISMA & OMB Memorandum M-0

CERTIFIED MAIL

7000 1670 0008 0760 4936

UNITED STATES POSTAL SERVICE

0000 10504

U.S. POSTAGE PAID LANESBORO, MA 01237 SEP 12 08 AMOUNT

$4.90

00047823-01

LANESBORO SEP 12 2008 USPS 01237

USA 42

Office of the Secretary
International Business Machines Corp.
New Orchard Road, Mail Drop 301
Armonk, New York 10504

10504$1784 C007

PLACE STICKER AT TOP OF ENVELOPE TO THE RIGHT OF RETURN ADDRESS FOLD AT DOTTED LINE

ARMONK DATE: 9/13/08

X-RAY

FROM: MA
CARR: USPS
TRK#: 70001670000807604936
RCVD: 09/15/2008
TO: BRADFORD LINDA
PH:
BDG: IBM FLR: 3
RM: 3C-30S-1
PCS: 1

FISMA & OMB Memorandum M-07-16 ***

DROP: IBM-3-301
MSC: 3 - 301
BRADFORD LINDA

Exhibit B

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2009 Proxy Statement pursuant to Rule 14a-8

IBM International Business Machines Corporation

Office of the Senior Vice President and General Counsel

Armonk, New York 10504

VIA DHL EXPRESS

September 16, 2008

Mr. Mark Raimer

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Raimer:

I have been asked by Mr. Andrew Bonzani, IBM Vice President and Secretary, to write to you and acknowledge our receipt on September 15 of your letter dated September 11, in which you included a stockholder proposal relating to a cost of living increase for certain former IBM employees with vested rights. Since your submission involves a matter relating to IBM's 2009 proxy statement, we are formally sending you this letter under the federal proxy rules to ensure that you understand and satisfy all requirements in connection with your submission.

Please understand that in order to be eligible to submit a proposal for consideration at our 2009 Annual Meeting, Rule 14a-8 of Regulation 14A of the United States Securities and Exchange Commission ("SEC") requires that you must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting. Following receipt of your submission, I asked our stockholder relations department to check with Computershare, our transfer agent on any potential IBM stockholdings you hold of record. Computershare's records show that you currently own a total of 2.451 shares of record in joint tenancy (*** FISMA & OMB Memorandum M-07-16 *** , the amount of which is less than the minimum requirement set forth hereinabove. I am therefore now requesting from you proof of all of your IBM stockholdings, as required under the SEC's rules and regulations, and as fully described for your reference in this letter.

If you are an IBM stockholder of record under another Computershare account which we have somehow missed, we apologize for not locating you in our own records. If this is the case, I will need for you to advise IBM precisely how your IBM shares are listed on our records, and to provide the company with a written statement that you intend to continue to hold the requisite IBM securities through the date of IBM's 2009 annual meeting. You may also own stock which do not constitute shares of record. To the extent you are not a registered stockholder, please understand that the company does not know that you are a stockholder, or how many shares you own. In this case, you must prove your eligibility to the company in one of two ways: The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders.

The second way to prove ownership applies only if you have filed a Schedule 13D (17 C.F.R. §240.13d-101), Schedule 13G (17 C.F.R. §240.13d-102), Form 3 (17 C.F.R. §249.103), Form 4 (17 C.F.R. §249.104) and/or Form 5 (17 C.F.R. §249.105), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company: (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level; (B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and (C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual meeting.

Please note that all of the required information set forth in this letter must be sent directly to me at the address set forth above within 14 calendar days of the date you receive this request, and that the Company reserves the right to omit the proposal under the applicable provisions of Regulation 14A. Thank you for your interest in IBM.

Very truly yours,

Stuart S Moskowitz

Stuart S. Moskowitz
Senior Counsel

Exhibit C

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2009 Proxy Statement pursuant to Rule 14a-8

FOR SHIPMENTS WITHIN U.S. ONLY

001 10000000 MW-11 8/05

1 Sender Account Number: A937478

Preprint Format No.: 118108654

FROM (Company): I B M

Street Address: NEW ORCHARD RD

0017

City: ARMONK

State: NY ZIP CODE (Required): 10504

Sent by (Name/Dept): Stuart Moskowitz

Phone (Required):

2 TO (Company) PLEASE PRINT NEATLY: Mark Kramer

Street Address:

FISMA & OMB Memorandum M-07-16

HAZMAT YES NO

Sender's Signature: [signature] Date: 9/16/08

DHL Signature Date

3 Payment: Sender will be billed unless marked otherwise

Bill to: Receiver ☐ 3rd Party ☐

☐ Paid in Advance Check No. Amount

Billing Reference (will appear on invoice): FL699

Origin: BXR

Waybill Number: 65774677640

5 # of Pkgs: 1

6 Weight (LBS): 1

7 Packaging (One box must be checked): Express Envelope ☒ Express Pak ☐ Other Packaging ☐

Special Instructions

☐ Saturday Delivery — Extra charge. Not available for all services and locations.

☐ Hold at DHL

☐ Lab Pack Service

☐

Shipment Valuation

Shipment Value Protection ☐ $ —— .00

Payment Details (Credit Card)

No. ______

Type ______ Expires ______

Auth. ______

4 Service Type — One box must be checked. Assume none unless noted. 10:30 am Extra charge.

Next Day 10:30 — 10.00

Next Day 12:00 — ☒ 7.00

Next Day 3:00 — 0.00

2nd Day — 5.00

* Service may vary by destination, visit www.dhl-usa.com

ABSENT A HIGHER SHIPMENT VALUATION, CARRIER'S LIABILITY IS LIMITED TO $100 PER SHIPMENT, OR ACTUAL VALUE, WHICHEVER IS LESS. SPECIAL OR CONSEQUENTIAL DAMAGES ARE NOT RECOVERABLE. SEE TERMS AND CONDITIONS ON REVERSE SIDE OF THIS NON-NEGOTIABLE WAYBILL.

DHL Worldwide Express, Inc.
1200 South Pine Island Road,
Plantation, FL 33324
1 800 Call-DHL

SENDER'S COPY

Exhibit D

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2009 Proxy Statement pursuant to Rule 14a-8

Delivery Signature Detail

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Signature details for 65774677640

LD SD-59 INGRAM

For a description of the code above, please click here.

Summary details

Current Status	✓ Shipment Delivered
Delivered on	9/17/08 9:54 am
Delivered to	
Signed for by	LD SD-59 INGRAM

Receiver Information

Please retry later to obtain receiver infomation.

Tracking detail provided by DHL: 9/18/2008 6:43:29 AM

END